Second Quarter 2022 Earnings Presentation The Bank of N.T. Butterfield & Son Limited July 26, 2022

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Second Quarter 2022 Financials • Q&A Awards Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding loan and mortgage offerings in The Channel Islands • Well-secured lending in all markets, including Central London, UK • Award winning wealth management offerings

4 Second Quarter 2022 Highlights Core Net Income** (In US$ millions) Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q1 2022 vs. Q2 2021 Q2 2022 $ % $ % Net Interest Income $ 82.0 $ 6.1 $ 7.3 Non-Interest Income 51.8 1.9 3.0 Provision for Credit Losses (0.7) (1.4) (1.7) Non-Interest Expenses* (84.0) (1.1) 1.6 Other Gains (Losses) 0.1 (0.7) (0.6) Net Income $ 49.1 $ 4.8 10.8% $ 9.5 24.0 % Non-Core Items** 1.1 (0.7) 0.5 Core Net Income** $ 50.2 $ 5.5 12.3% $ 10.1 25.1% • Net income of $49.1 million, or $0.99 per share • Core net income** of $50.2 million or $1.01 per share • Return on average common equity of 24.5%; core return on average tangible common equity** of 27.8% • Net Interest Margin of 2.26%, cost of deposits of 0.16% • Cash dividend rate of $0.44 per common share during the quarter * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $40.1 $40.0 $41.7 $44.7 $50.2 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 18.7% 17.9% 18.8% 21.9% 27.8% Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022

Financials

6 Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) $74.7 $75.9 $82.0 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) increased by $6.1 million versus the prior quarter due to higher yields on interest earning assets, which were partially offset by lower average balances • Net interest margin (“NIM”) improved as a result of higher market interest rates and favorable asset mix • Cash and short-term investment balances and deposits decreased during the quarter due to a decrease in the GBP/USD FX rate and anticipated customer deposit withdrawals • Average investment balances decreased due to the continued increase in net unrealized losses in the AFS portfolio, which are carried at fair value • Average loan balances decreased in the second quarter compared to the prior quarter, primarily in the Channel Islands and UK segment, as a result of a weaker GBP. This was offset by net originations of approximately $210 million (In US$ millions) Q2 2022 vs. Q1 2022 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,364.5 0.50% $ (444.7) 0.39 % Investments 6,143.9 1.89% (82.5) 0.10 % Loans (net) 5,066.9 4.48% (77.4) 0.22 % Interest Earning Assets 14,575.4 2.47% (604.6) 0.27 % Interest Bearing Liabilities 10,762.3 (0.29) % (480.1) (0.05) % Net Interest Margin 2.26% 0.23%

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q2 2022 vs. Q1 2022 Asset management $ 7.4 $ (0.1) Banking 12.9 0.2 Foreign exchange revenue 12.0 (0.4) Trust 13.3 0.5 Custody and other 3.3 (0.3) Other 2.8 1.8 Total Non-Interest Income $ 51.8 $ 1.9 $48.8 $49.9 $51.8 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 • Non-interest income increased in the quarter primarily due to the scheduled recognition of long-held unclaimed customer assets in “other” revenue, as well as higher trust fees from both onboarding of new business and activity based fees, and banking fees from increased consumer spending. Foreign exchange revenues of $12.0 million in Q2 2022 remained strong versus $12.4 million in Q1 2022 and $10.9 million in Q4 2021 • The fee income ratio was 38.9% in the second quarter of 2022 which compares favorably to the peer average* Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2022 comparative data is used as Q2 2022 peer information was not widely available at time of publication.

8 Core Non-Interest Expense* Trend (In US$ millions)Core Non-Interest Expenses* vs. Q1 2022 (In US$ millions) Q2 2022 $ % Salaries & Benefits** $ 41.2 $ 0.2 0.6 % Technology & Comm. 14.0 (0.1) (0.7) % Professional & O/S Services 5.4 0.4 9.0 % Property 7.6 (0.3) (4.3) % Indirect Taxes 5.5 (0.5) (7.9) % Marketing 1.6 0.1 8.7 % Intangible Amortization 1.4 (0.1) (5.0) % Other 5.2 0.5 9.6 % Total Core Non-Interest Expenses* $ 81.9 $ 0.3 0.4 % Non-Core Expenses* 1.1 0.7 >100% Non-Interest Expenses $ 83.0 $ 1.0 1.2% $83.4 $81.6 $81.9 66.3% 63.7% 60.2% Core Efficiency Ratio* Core Non-Interest Expenses* Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 • Core non-interest expenses* slightly increased by 0.4% or $0.3 million in the second quarter of 2022 compared to the prior quarter reflecting continued disciplined expense management • Core efficiency ratio* of 60.2% continues to improve due to relatively flat non-interest expenses and increased revenues and is consistent with the expected ratio of 60% through the cycle • Expenses continued to run at expected levels * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

Capital Requirements and Dividend Return

Regulatory Capital (Basel III) - Total Capital Ratio*



21.4%
13.5%
14.4%
Butterfield Current
BMA Minimum
US Peer Median***

Leverage Capital



5.6%
0.5%
5.1%
8.6%
1.0%
7.6%
Butterfield - Current
US Peer Median***
TCE/TA
TCE/TA Ex Cash

Dividend Payout Ratio**



52.9%
60.5%
53.7%
46.6%
2019
2020
2021
Q2 2022

- Regulatory capital levels remain strong and above requirements
- Quarterly dividend rate continues at $0.44 per common share
- TCE/TA ratio of 5.1%, an increase from 5.0% last quarter, due to lower deposit levels, partially offset by reductions in other comprehensive income in the 'available for sale' investment portfolio due to higher US dollar market interest rates
- TCE/TA ex-cash and ex-OCI are 5.6% and 7.6%, respectively

* In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years.

** 2022 is based on year-to-date dividend and earnings per share

*** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2022 comparative data is used as Q2 2022 peer information was not widely available at time of publication.

9

10 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances decreased by $0.8 billion to $13.1 billion compared to the prior quarter • During the second quarter of 2022, client deposit activation and a strong US dollar resulted in lower assets • Butterfield’s balance sheet remains low in risk density (risk weighted assets/total assets) at 33.8% vs Q4 2021 (In US$ millions) Q2 2022 Q4 2021 % Cash & Equivalents $ 1,340 $ 2,180 (39) % Reverse Repos & S/T Investments 1,516 1,295 17 % Investments 5,970 6,237 (4) % Loans (net) 5,139 5,241 (2) % Other Assets 386 382 1 % Total Assets $ 14,350 $ 15,335 (6) % Int. Bearing Deposits $ 10,013 $ 11,050 (9) % Non-Int. Bearing Deposits 3,062 2,821 9 % Other Liabilities 473 487 (3) % Shareholders’ Equity 802 977 (18) % Total Liab. & Equity $ 14,350 $ 15,335 (6) % $15.7 $15.3 $14.3 $5.6 $6.1 $6.0 $5.2 $5.1 $5.1 Total assets Investments Loans Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 $14.2 $13.9 $13.1 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Total Deposits (In US$ billions)

11 Asset Quality Non-Accrual Loans (In US$ millions) $66.1 $58.7 $62.2 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Res Mtg 68.0% Consumer 3.7% Comm’l R/E 12.7% Other Comm’l 8.7% Government 6.9% Loan Distribution 0.04% 0.01% 0.07% Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 95.5% AA 4.2% A 0.4% $5.1 billion $6.0 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be of very high credit quality with 96% comprised of AAA rated securities, primarily US Government guaranteed mortgage backed securities • Non-accrual loans remained at 1.2% of gross loans, consistent with the prior quarter • Allowance for credit losses at $25.0 million representing an ACL/Total loans of 0.5% • The net charge off ratio continues to be very low at 0.07%

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q2 2022	vs. Q1 2022	Duration	vs. Q1 2022	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	3,364.5	48.2	0.2	<0.02	N/A
AFS	2,759.9	(592.9)	3.9	(0.2)	5.0
HTM**	3,384.0	510.4	6.5	0.9	9.2
Total	9,508.4	(34.3)			

Interest Rate Sensitivity



(10.6)%
(6.2)%
4.5%
5.1%
9.0%
9.8%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Total investment portfolio duration increased to 5.5 years from 4.9 years in the previous quarter as prepayments continued to decelerate
- Movement in AFS and HTM duration (4.1 years and 5.6 years, respectively on March 31, 2022) reflected the transfer of debt securities from AFS to HTM, with some of the longer durations previously in the AFS portfolio
- NII models continue to exhibit strong asset sensitivity with robust growth in yields expected in a rising rate environment
- As of June 30, 2022, the Bank had $152.0 million in net unrealized losses in the AFS portfolio, compared with net unrealized losses of $133.5 million as at the end of the first quarter of 2022, as a result of changes in fair value due to rising long-term US dollar market interest rates

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2022 comparative data is used as Q2 2022 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

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Appendix

14 Average Deposit Volume and Cost of Deposits (In US$ millions) 73.1% 73.3% 73.8% 21.1% 21.3% 20.5% 5.8% 5.4% 5.6% USD / USD Pegged GBP Other Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 De po sit s 0.63% 0.63% 0.72% 0.10% 0.12% 0.16% Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposit cost Overall cost of deposits Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 21.2% 21.5% 23.4% 58.7% 57.1% 55.7% 20.1% 21.4% 20.9% Non-interest bearing demand deposits Interest bearing demand deposits Term deposits Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Deposit Composition By Currency By Type Appendix Customer Deposits

15 42% 34% 32% 29% 30% 21% 18% 18% 21% 22% 37% 48% 49% 50% 48% $2.7 $3.2 $3.4 $3.6 $3.5 Bermuda Cayman UK and Channel Islands 2018 2019 2020 2021 Q2 2022 42% 32% 29% 26% 24% 3% 2% 5% 7% 7% 9% 22% 18% 18% 24% 47% 45% 49% 48% 45% $1.2 $1.7 $1.6 $1.4 $1.5 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2018 2019 2020 2021 Q2 2022 • Stable loan book composed of well-seasoned residential mortgage books with 70% of mortgages at 70% or below loan-to-value • Loans are individually underwritten in all markets • Minimal wholesale or cross-border lending outside of current jurisdictions Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billion) Appendix 56% 44% 44% 39% 37% 19% 18% 18% 20% 24% 25% 38% 38% 41% 39% $4.0 $5.1 $5.2 $5.2 $5.1 Bermuda Cayman UK and Channel Islands 2018 2019 2020 2021 Q2 2022 Loan Portfolio Composition by Originating Segment (US$ Billions)

BUTTERFIELD

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2022		2021				2020		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Assets									
Cash & Equivalents	$ 1,340	$ 2,103	$ 2,180	$ 2,310	$ 2,766	$ 2,582	$ 3,290	$ 2,161	$ 2,228
Reverse Repos & S/T Investments	1,516	1,601	1,295	1,446	1,651	1,236	1,020	1,133	1,136
Investments	5,970	6,111	6,237	5,984	5,605	5,426	4,863	4,725	4,354
Loans, Net	5,139	5,068	5,241	5,204	5,221	5,149	5,161	5,035	5,018
Other Assets	386	383	382	389	421	412	405	406	415
Total Assets	$ 14,350	$ 15,266	$ 15,335	$ 15,332	$ 15,665	$ 14,805	$ 14,739	$ 13,461	$ 13,151
Liabilities and Equity									
Total Deposits	$ 13,075	$ 13,933	$ 13,870	$ 13,861	$ 14,193	$ 13,361	$ 13,250	$ 11,891	$ 11,616
Long-Term Debt	172	172	172	172	172	172	171	196	241
Other Liabilities	300	319	316	325	334	335	335	384	303
Total Liabilities	$ 13,547	$ 14,424	$ 14,358	$ 14,358	$ 14,698	$ 13,868	$ 13,757	$ 12,472	$ 12,160
Common Equity	$ 802	$ 842	$ 977	$ 974	$ 967	$ 936	$ 982	$ 989	$ 990
Total Equity	$ 802	$ 842	$ 977	$ 974	$ 967	$ 936	$ 982	$ 989	$ 990
Total Liabilities and Equity	$ 14,350	$ 15,266	$ 15,335	$ 15,332	$ 15,665	$ 14,805	$ 14,739	$ 13,461	$ 13,151
Key Metrics									
CET 1 Ratio	17.7 %	17.3 %	17.6 %	16.9 %	16.1 %	16.4 %	16.1 %	16.6 %	17.0 %
Total Tier 1 Capital Ratio	17.7 %	17.3 %	17.6 %	16.9 %	16.1 %	16.4 %	16.1 %	16.6 %	17.0 %
Total Capital Ratio	21.4 %	20.9 %	21.2 %	20.4 %	19.5 %	20.0 %	19.8 %	20.8 %	21.2 %
Leverage ratio	5.8 %	5.5 %	5.6 %	5.5 %	5.2 %	5.4 %	5.3 %	5.9 %	6.0 %
Risk-Weighted Assets (in $ millions)	4,854	5,043	5,101	5,185	5,321	5,105	5,069	4,939	4,879
Risk-Weighted Assets / total assets	33.8 %	33.0 %	33.3 %	33.8 %	34.0 %	34.5 %	34.4 %	36.7 %	37.1 %
Tangible common equity ratio	5.1 %	5.0 %	5.8 %	5.8 %	5.6 %	5.7 %	6.1 %	6.7 %	6.9 %
Book value per common share (in $)	16.17	16.97	19.83	19.68	19.49	18.84	19.88	19.98	19.73
Tangible book value per share (in $)	14.61	15.30	18.08	17.92	17.67	17.00	18.00	18.15	17.94
Non-accrual loans/gross loans	1.2 %	1.2 %	1.2 %	1.2 %	1.3 %	1.4 %	1.4 %	1.5 %	1.5 %
Non-performing assets/total assets	0.5 %	0.5 %	0.5 %	0.5 %	0.6 %	0.7 %	0.6 %	0.7 %	0.7 %
Allowance for credit losses/total loans	0.5 %	0.5 %	0.5 %	0.5 %	0.6 %	0.6 %	0.7 %	0.8 %	0.8 %

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BUTTERFIELD

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q2 2022			Q1 2022			Q2 2021		
Assets	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**
Cash due from banks, reverse repurchase agreements and short-term investments	$ 3,364.5	$ 4.2	0.50 %	$ 3,809.2	$ 1.0	0.11 %	$ 4,181.6	$ 0.2	0.02 %
Investment in securities	6,143.9	29.0	1.89 %	6,226.5	27.4	1.79 %	5,514.7	25.0	1.82 %
AFS	*2,759.9*	*9.6*	*1.40 %*	*3,352.8*	*11.9*	*1.44 %*	*2,996.4*	*12.2*	*1.63 %*
HTM	*3,384.0*	*19.3*	*2.29 %*	*2,873.6*	*15.6*	*2.20 %*	*2,518.4*	*12.8*	*2.04 %*
Loans	5,066.9	56.5	4.48 %	5,144.3	54.1	4.26 %	5,205.1	55.5	4.28 %
Commercial	*1,455.3*	*17.3*	*4.76 %*	*1,454.2*	*16.3*	*4.56 %*	*1,610.7*	*18.2*	*4.54 %*
Consumer	*3,611.6*	*39.3*	*4.36 %*	*3,690.1*	*37.7*	*4.14 %*	*3,594.4*	*37.2*	*4.16 %*
Total interest earning assets	14,575.4	89.7	2.47 %	15,180.0	82.5	2.20 %	14,901.4	80.7	2.17 %
Other assets	359.1			367.2			362.1		
Total assets	$ 14,934.5			$ 15,547.1			$ 15,263.6		
Liabilities									
Interest bearing deposits	$ 10,590.3	$ (5.4)	(0.20)%	$ 11,070.5	$ (4.3)	(0.16)%	$ 10,925.6	$ (3.6)	(0.13)%
Long-term debt	172.0	(2.4)	(5.60)%	171.9	(2.4)	(5.66)%	171.6	(2.4)	(5.61)%
Interest bearing liabilities	10,762.3	(7.8)	(0.29)%	11,242.4	(6.7)	(0.24)%	11,097.2	(6.0)	(0.22)%
Non-interest bearing customer deposits	2,997.8			3,024.3			2,853.1		
Other liabilities	300.8			323.3			326.1		
Total liabilities	$ 14,061.0			$ 14,589.9			$ 14,276.4		
Shareholders' equity	873.6			957.2			987.1		
Total liabilities and shareholders' equity	$ 14,934.5			$ 15,547.1			$ 15,263.6		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,813.1			$ 3,937.6			$ 3,804.3		
Net interest margin		$ 82.0	2.26 %		$ 75.9	2.03 %		$ 74.7	2.01 %

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BUTTERFIELD

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Net Interest Income	$ 82.0	$ 75.9	$ 74.5	$ 75.7	$ 74.7	$ 74.9	$ 75.6	$ 75.3	$ 79.1
Non-Interest Income	51.8	49.9	52.7	49.0	48.8	47.6	47.8	46.9	41.7
Prov. for Credit Recovery (Losses)	(0.7)	0.7	0.6	—	1.0	1.5	2.4	(1.4)	(4.4)
Non-Interest Expenses*	84.0	82.9	84.6	85.2	85.6	81.7	83.3	91.8	82.8
Other Gains (Losses)	0.1	0.8	(1.6)	0.3	0.7	(0.8)	(0.4)	1.5	0.7
Net Income	$ 49.1	$ 44.4	$ 41.7	$ 39.8	$ 39.6	$ 41.6	$ 42.1	$ 30.5	$ 34.3
Non-Core Items**	$ 1.1	$ 0.3	$ 0.1	$ 0.2	$ 0.5	$ —	$ 0.8	$ 5.9	$ 0.1
Core Net Income**	$ 50.2	$ 44.7	$ 41.7	$ 40.0	$ 40.1	$ 41.6	$ 42.9	$ 36.5	$ 34.4

Key Metrics	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Loan Yield	4.48 %	4.26 %	4.18 %	4.22 %	4.28 %	4.37 %	4.42 %	4.43 %	4.53 %
Securities Yield	1.89	1.79	1.65	1.77	1.82	1.95	2.11	2.26	2.52
Cost of Deposits	0.16	0.12	0.12	0.11	0.10	0.12	0.12	0.14	0.14
Net Interest Margin	2.26	2.03	2.00	1.97	2.01	2.09	2.25	2.30	2.48
Core Efficiency Ratio**	60.2	63.7	64.7	66.3	66.3	64.8	65.6	68.0	66.7
Core ROATCE**	27.8	21.9	18.8	17.9	18.7	19.3	19.0	16.2	15.5
Fee Income Ratio	38.9	39.5	41.2	39.3	39.2	38.4	38.0	38.8	35.8
Fully Diluted Share Count (in millions of common shares)	49.8	49.8	49.8	49.9	49.9	49.9	49.8	50.0	51.0

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 21-22

18

19 (in millions of US Dollars, unless otherwise indicated) 2022 2021 2020 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Non-Interest Income Asset Management $ 7.4 $ 7.5 $ 7.6 $ 7.4 $ 7.4 $ 7.4 $ 7.2 $ 6.8 $ 7.4 Banking 12.9 12.7 15.4 12.6 12.5 11.4 13.6 13.4 9.1 FX Revenue 12.0 12.4 10.9 10.8 10.5 11.2 9.3 9.0 8.1 Trust 13.3 12.7 14.2 12.9 13.0 12.8 13.3 12.9 12.3 Custody & Other Admin. 3.3 3.6 3.9 3.7 3.8 3.8 3.4 3.6 3.3 Other 2.8 1.0 0.8 1.5 1.5 0.9 0.9 1.2 1.5 Total Non-Interest Income $ 51.8 $ 49.9 $ 52.7 $ 49.0 $ 48.8 $ 47.6 $ 47.8 $ 46.9 $ 41.7 Non-Interest Expense Salaries & Benefits* $ 42.3 $ 41.0 $ 41.1 $ 42.0 $ 43.2 $ 39.0 $ 41.4 $ 48.8 $ 41.5 Technology & Comm. 14.0 14.1 15.7 16.3 15.7 16.1 16.1 16.3 16.3 Professional & O/S Services 5.4 5.1 5.6 5.7 4.9 5.2 5.3 5.2 5.0 Property 7.6 7.9 8.0 7.8 7.6 7.4 7.4 7.5 7.2 Indirect Taxes 5.5 5.9 5.5 5.4 5.4 5.8 5.1 5.8 4.9 Marketing 1.6 1.5 1.2 0.9 1.0 1.4 1.6 0.6 0.7 Intangible Amortization 1.4 1.5 1.5 1.5 1.5 1.5 1.5 1.5 1.4 Other 5.2 5.0 5.2 4.8 5.4 4.6 4.9 5.5 5.0 Total Non-Interest Expense $ 83.0 $ 82.0 $ 83.8 $ 84.4 $ 84.8 $ 80.9 $ 83.2 $ 91.3 $ 82.0 Income Taxes 1.1 1.0 0.8 0.8 0.8 0.7 0.1 0.5 0.8 Total Expense incld. Taxes $ 84.0 $ 82.9 $ 84.6 $ 85.2 $ 85.6 $ 81.7 $ 83.3 $ 91.8 $ 82.8 *Includes non-service employee benefits Appendix Non-Interest Income & Expense Trends

20 (in millions of US Dollars, unless otherwise indicated) 2022 2021 2020 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits** $ 41.2 $ 41.0 $ 41.1 $ 42.0 $ 41.8 $ 39.0 $ 40.6 $ 42.2 $ 41.4 Technology & Comm. 14.0 14.1 15.7 16.3 15.7 16.1 16.1 16.3 16.3 Professional & O/S Services 5.4 4.9 5.5 5.6 4.9 5.2 5.3 5.2 5.0 Property 7.6 7.9 8.0 7.8 7.6 7.4 7.4 7.5 7.2 Indirect Taxes 5.5 5.9 5.5 5.4 5.4 5.8 5.1 5.8 4.9 Marketing 1.6 1.5 1.2 0.9 1.0 1.4 1.6 0.6 0.7 Intangible Amortization 1.4 1.5 1.5 1.5 1.5 1.5 1.5 1.5 1.4 Other 5.2 4.8 5.2 4.7 5.4 4.6 4.9 5.5 5.0 Total Core Non-Interest Expense $ 81.9 $ 81.6 $ 83.7 $ 84.2 $ 83.4 $ 80.9 $ 81.9 $ 82.4 $ 84.6 $ 81.9 Income Taxes 1.1 1.0 0.8 0.8 0.8 0.7 0.1 0.5 0.8 Total Core Expense incld. Taxes $ 83.0 $ 82.6 $ 84.5 $ 84.9 $ 84.2 $ 81.7 $ 82.5 $ 85.1 $ 82.7 * See the reconciliation of non-GAAP measures on pages 21-22 ** Includes non-service employee benefits Appendix Core Non-Interest Expense* Trends

BUTTERFIELD

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Net income	A	$ 49.1	$ 44.4	$ 41.7	$ 39.8	$ 39.6
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on transfer of Visa Inc. Class B shares		—	—	—	—	(0.9)
Total non-core (gains) losses	B	$ —	$ —	$ —	$ —	$ (0.9)
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		1.0	—	—	—	1.4
Tax compliance review costs		—	0.1	0.1	0.1	—
Settlement of client-related tax inquiry		—	0.2	—	0.1	—
Total non-core expenses	C	$ 1.1	$ 0.3	$ 0.1	$ 0.2	$ 1.4
Total non-core (gains), losses and expenses	D=B+C	1.1	0.3	0.1	0.2	0.5
Core net income to common shareholders	E=A+D	$ 50.2	$ 44.7	$ 41.7	$ 40.0	$ 40.1
Average shareholders' equity		804.6	912.8	965.2	975.4	950.6
Average common equity	F	804.6	912.8	965.2	975.4	950.6
Less: average goodwill and intangible assets		(80.0)	(84.7)	(86.6)	(89.1)	(91.4)
Average tangible common equity	G	724.6	828.1	878.5	886.2	859.2
Return on equity	A/F	24.5 %	19.7 %	17.1 %	16.2 %	16.7 %
Core return on average tangible common equity	E/G	27.8 %	21.9 %	18.8 %	17.9 %	18.7 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	49.8	49.8	49.8	49.9	49.9
Earnings per common share fully diluted	A/H	0.99	0.89	0.84	0.80	0.79
Non-core items per share	D/H	0.02	0.01	—	—	0.01
Core earnings per common share fully diluted	E/H	1.01	0.90	0.84	0.80	0.80
Core return on average tangible assets						
Total average assets	I	$ 14,793.3	$ 15,449.0	$ 15,180.6	$ 15,599.0	$ 15,371.6
Less: average goodwill and intangible assets		(80.0)	(84.7)	(86.6)	(89.1)	(91.4)
Average tangible assets	J	$ 14,713.3	$ 15,364.3	$ 15,094.0	$ 15,509.9	$ 15,280.2
Return on average assets	A/I	1.3 %	1.2 %	1.1 %	1.0 %	1.0 %
Core return on average tangible assets	E/J	1.4 %	1.2 %	1.1 %	1.0 %	1.1 %

21

BUTTERFLELD

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Tangible equity to tangible assets						
Shareholders' equity	K	$ 802.4	$ 841.8	$ 977.5	$ 973.9	$ 966.6
Less: goodwill and intangible assets		(77.5)	(82.9)	(86.1)	(87.3)	(90.2)
Tangible common equity	L	725.0	758.9	891.4	886.6	876.4
Total assets	M	14,349.9	15,266.0	15,335.2	15,332.2	15,664.8
Less: goodwill and intangible assets		(77.5)	(82.9)	(86.1)	(87.3)	(90.2)
Tangible assets	N	$ 14,272.5	$ 15,183.1	$ 15,249.1	$ 15,244.9	$ 15,574.6
Tangible common equity to tangible assets	L/N	5.1 %	5.0 %	5.8 %	5.8 %	5.6 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	49.6	49.6	49.3	49.5	49.6
Tangible book value per common share	L/O	14.61	15.30	18.08	17.92	17.67
Efficiency ratio						
Non-interest expenses		$ 83.0	$ 82.0	$ 83.8	$ 84.4	$ 84.8
Less: Amortization of intangibles		(1.4)	(1.5)	(1.5)	(1.5)	(1.5)
Non-interest expenses before amortization of intangibles	P	81.6	80.5	82.3	82.9	83.2
Non-interest income		51.8	49.9	52.7	49.0	48.8
Net interest income before provision for credit losses		82.0	75.9	74.5	75.7	74.7
Net revenue before provision for credit losses and other gains/losses	Q	$ 133.8	$ 125.8	$ 127.2	$ 124.7	$ 123.5
Efficiency ratio	P/Q	61.0 %	64.0 %	64.7 %	66.5 %	67.4 %
Core efficiency ratio						
Non-interest expenses		$ 83.0	$ 82.0	$ 83.8	$ 84.4	$ 84.8
Less: non-core expenses	(C)	(1.1)	(0.3)	(0.1)	(0.2)	(1.4)
Less: amortization of intangibles		(1.4)	(1.5)	(1.5)	(1.5)	(1.5)
Core non-interest expenses before amortization of intangibles	R	80.5	80.1	82.2	82.7	81.9
Net revenue before provision for credit losses and other gains/losses	Q	133.8	125.8	127.2	124.7	123.5
Core efficiency ratio	R/Q	60.2 %	63.7 %	64.7 %	66.3 %	66.3 %

22

23 Our peer group includes the following banks, noted by their ticker symbols: Appendix Peer Group • First Republic Bank (FRC) • SVB Financial Group (SIVB) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • UMB Financial Corporation (UMBF) • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC)